PROSPECTUS

                      INTERNATIONAL TECHNOLOGY CORPORATION
                                  COMMON STOCK
                               ($1.00 PAR VALUE)
                                 358,378 SHARES

    This Prospectus relates to 358,378 shares of Common Stock, par value $1.00 per share ("Common Stock"), of International Technology Corporation, a Delaware corporation (the "Company"), which may be offered for sale from time to time by the shareholders of the Company listed herein under "Selling Shareholders" (the "Selling Shareholders"). The shares of Common Stock offered hereby (hereinafter, the "Securities") were issued to the Selling Shareholders in connection with the acquisition of Gradient Corporation, a Massachusetts corporation ("Gradient") by IT Corporation, a California corporation and a wholly-owned subsidiary of the Company. The Company is registering the Securities pursuant to the terms of the Stock Purchase and Sale Agreement dated February 21, 1996 (the "Stock Purchase Agreement") among the Company, IT Corporation, and the Selling Shareholders in order to provide the holders thereof with freely tradeable securities, but the registration of the Securities does not necessarily mean that all or any of the Securities will be sold by the Selling Shareholders.

    The Company will not receive any of the proceeds from the sale of the Securities. The Company will pay all of the expenses associated with the registration of the Securities, estimated to be approximately $13,616. The Selling Shareholders will pay the other costs, if any, associated with any sale of the Securities.

    See "Risk Factors" on pages 3 through 7 for certain considerations relevant to an investment in the Securities.

    The Common Stock is listed on the New York Stock Exchange (the "NYSE") and the Pacific Stock Exchange (the "PSE") under the symbol "ITX." On September 30, 1996, the last reported sale price per share of the Common Stock, as quoted on the NYSE, was $2.875.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
       ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                          TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                THE DATE OF THIS PROSPECTUS IS OCTOBER 1, 1996.

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (the "Registration Statements"), File No. 333-7647, of which this Prospectus is a part, under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities covered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information regarding the Company and the Securities, reference is hereby made to the Registration Statement, the exhibits to the Registration Statement, and the documents incorporated by reference into the Registration Statement, which may be obtained upon payment of a fee prescribed by the Commission or may be examined free of charge at the principal office of the Commission in Washington, D.C.

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed with the Commission by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, material filed by the Company can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005, and the PSE, 301 Pine Street, San Francisco, California 94104, on which the shares of Common Stock of the Company are listed.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Commission are by this reference incorporated in and made a part of this Prospectus: (i) the Annual Report on Form 10-K for the fiscal year ended March 29, 1996, filed June 28, 1996, and the Annual Report on Form 10-K/A for the fiscal year ended March 29, 1996, filed July 30, 1996; (ii) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed September 1, 1992, together with any amendment or report filed with the Commission for the purpose of updating such description; (iii) the Current Report on Form 8-K filed July 4, 1996, the Quarterly Report on Form 10-Q for the quarter ended June 28, 1996, filed August 13, 1996, and the current report on Form 8-K filed September 21, 1996; and (iv) all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the filing of a post-effective amendment which indicates that all Securities offered hereby have been sold or which deregisters all Securities then remaining unsold. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    Copies of all documents that are incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents or into this Prospectus) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon a written or oral request to International Technology Corporation, Attention: Philip H. Ockelmann, 23456 Hawthorne Boulevard, Torrance, California 90505, telephone number (310) 378-9933.

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
                                  THE COMPANY

    The Company provides a wide range of environmental management services and technologies, including the assessment, decontamination and remediation of situations involving hazardous materials and pollution prevention and minimization, to governmental and commercial entities predominately in the United States. The Company's business strategy is to provide environmental services on a full-service basis, particularly by focusing on its capabilities to manage complex environmental issues from the initial assessment of the level and extent of contamination through the design, engineering and execution of a solution that minimizes total cost to the client. Demand for the Company's services is heavily influenced by the level of enforcement of environmental laws and regulations, funding levels for government projects and spending patterns of commercial clients.

    The Company's Common Stock is listed on the NYSE under the symbol "ITX." The principal offices of the Company are located at 23456 Hawthorne Boulevard, Torrance, California 90505, telephone number (310) 378-9933. The Company was incorporated in Delaware in 1983.

                                  RISK FACTORS

    The Securities offered hereby are speculative in nature and involve a high degree of risk. In addition to the other information included elsewhere in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Securities offered by this Prospectus.

CLOSURE OF INACTIVE DISPOSAL SITES AND POTENTIAL CERCLA LIABILITIES

    In December 1987, the Company's Board of Directors adopted a strategic restructuring program that included a formal plan to divest its transportation, treatment and disposal operations. Pursuant to this program, two of the Company's four inactive treatment, storage and disposal facilities in Northern California have been formally closed and the other two are in the process of formal closure.

    Closure and post-closure costs are incurred over a significant number of years and are subject to a number of variables including, among others, completion of negotiations regarding specific site closure and post-closure plans with applicable regulatory agencies. The Company has estimated the impact of closure and post-closure costs in the provision for loss on disposition; however, closure and post-closure costs could be higher than estimated if regulatory agencies were to require closure and/or post-closure procedures significantly different than those in the plans developed by the Company or if there are additional delays in the closure plan approval process. As of March 29, 1996, the Company's consolidated balance sheet included accrued liabilities of approximately $42,000,000 to complete the closure and post-closure of its disposal facilities and the potentially responsible party (PRP) matters discussed below.

    The carrying value of the long-term assets of transportation, treatment and disposal discontinued operations of $41,705,000 at March 29, 1996 is principally comprised of residual land at the inactive disposal facilities and assumes that sales will occur at current market prices estimated by the Company based on certain assumptions (entitlements, development agreements, etc.), taking into account market value information provided by independent real estate appraisers. In regard to any of the residual land, there is no assurance as to the timing of sales or the Company's ability to ultimately liquidate the land for the sale prices assumed. Consequently, if the assumptions used to determine such prices are not realized, the value of the land could be materially different from the current carrying value which could, in turn, require an increase in the provision for loss on disposition.

    There are several disposal sites, including the Operating Industries, Inc. Superfund site, at which the Company has been named a PRP under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA" or "Superfund") or has otherwise been identified as responsible for site cleanup and at which the U.S. Environmental Protection Agency (the "USEPA") and the Department of Toxic Substances Control of the Environmental Protection Agency of the State

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of California ("DTSC") are investigating certain transportation and disposal activities conducted by the Company and other companies. The Company has been, and from time to time may be, named as a PRP at other sites as a result of its transportation, treatment and disposal discontinued operations.

    The provision for loss on disposition of discontinued operations is based on various assumptions and estimates and is reevaluated periodically in light of current developments. The Company believes that the provision as of March 29, 1996 is reasonable; however, the ultimate effect of the divestiture on the consolidated financial condition of the Company is dependent upon future events, the outcome of which cannot be determined at this time. Outcomes significantly different from those used to estimate the provision for loss could result in a material adverse effect on the consolidated financial condition and results of operations of the Company.

QUANTERRA

    In June 1994, the Company and an affiliate of Corning Incorporated (Corning) combined the two companies' environmental analytical services businesses into a newly formed 50%/50% jointly-owned company (Quanterra). In connection with the formation of Quanterra, an integration plan was implemented to eliminate redundant laboratory facilities and duplicative overhead and systems. IT's portion of the charge for integration was $9,264,000, including $2,869,000 incurred directly by IT. In January 1996, the Company and Corning completed an agreement to recapitalize Quanterra which resulted in a change in Quanterra's ownership to 19% by IT and 81% by Corning. The Company reported a pre-tax charge of $24,595,000 related to the recapitalization transaction. At March 29, 1996, the Company's investment in Quanterra was $12,975,000. The Company will monitor the value of its investment in Quanterra on an ongoing basis and will recognize any impairment in value should it occur.

    The Company's agreements with Corning relating to Quanterra contain certain provisions which have affected, and in the future could effect, liquidity. IT was required by these agreements to contribute $2,500,000 to Quanterra in October 1995 and an additional $2,500,000 in January 1996 in connection with the recapitalization of Quanterra. The Company, as part of the recapitalization, is committed to contribute (as required for working capital purposes) up to an additional $2,500,000 to Quanterra (of which $475,000 was paid in March 1996 and another $475,000 was paid in April 1996) and has the option to make additional contributions to maintain its 19% interest.

POTENTIAL ADVERSE IMPACT OF PENDING LITIGATION

    The Company has several significant litigation and investigatory matters pending which the Company is defending vigorously. These matters include contractual and tort claims arising from services performed by the Company, government audits and investigations related to government contracts performed by the Company, and lawsuits brought by stockholders. Litigation is unpredictable by nature and if one or more of such matters were adversely decided to the Company, it could have a material adverse effect on the consolidated financial condition and results of operations of the Company.

DEPENDENCE ON ENVIRONMENTAL REGULATIONS

    Substantially all of the Company's revenue is generated either directly or indirectly as a result of federal and state laws, regulations and programs related to the environment. Accordingly, changes in these laws or regulations, or in governmental policies regarding the funding, implementation or enforcement of the programs, could have a material adverse effect on the Company's business.

INCREASED COMPETITIVE ENVIRONMENT AND CERTAIN MARKET CONDITIONS

    The environmental management industry is very competitive and increased competition, combined with changes in client procurement procedures, has resulted in market trends over the past several years toward lower contract margins, a client preference for fixed-price or unit-price contracts and unfavorable changes in contract terms and conditions in areas such as indemnification of the client by the Company of liabilities for damage or injury to third parties and property and for environmental fines and penalties. Additionally, certain of the Company's competitors have greater financial resources which allow for better access to bonding and insurance markets. The entry of large systems contractors and international construction and engineering firms into the environmental management industry has materially increased the level of competition for major federal governmental contracts and programs, which have been the primary source of the Company's revenue in the past several years. Over the past several years, there has been consolidation in the industry as certain of the larger corporations have acquired smaller firms which, although reducing the number of industry competitors to some degree, has increased the number of stronger competitors. The Company's ability to maintain or improve upon gross margins is heavily dependent on increasing utilization of professional staff at adequate margin levels and successfully performing large construction and remediation projects within budget. In the near term, maintaining current gross margin levels will require attention to cost containment programs in all service areas of the Company (See Federal Budget Authorization Delay and Regulatory Uncertainties). There can be no assurance that the Company's revenues and results of operations will not be adversely affected by these and other competitive factors.

DEPENDENCE ON GOVERNMENT MARKET AND RISKS OF GOVERNMENT CONTRACTING

    For the fiscal year ended March 29, 1996, approximately 65% of the Company's revenues were derived from federal government contracts. Over at least the next two fiscal years, the Company expects that the percentage of its revenues attributable to such clients will continue to be substantial. In addition to its dependence on governmental contracts, the Company also faces the risks associated with such contracting, which include substantial civil and criminal fines and penalties for, among other matters, failure to follow procurement integrity and bidding rules, employing improper billing practices or otherwise failing to follow cost accounting standards, receiving or paying kickbacks or filing false claims. Government contracting requirements are complex, highly technical and subject to varying interpretation. As a result of its government contracting business, the Company has been, is, and expects in the future to be, the subject of audits and investigations by government agencies. In addition to potential damage to the Company's business reputation, the failure to comply with the terms of one or more of its government contracts could also result in the Company's suspension or debarment from future governmental contract projects for a significant period of time. The fines and penalties which could result from noncompliance with appropriate standards and regulations, or the Company's suspension or debarment, could have a material adverse effect on the Company's business.

FEDERAL BUDGET AUTHORIZATION DELAY AND REGULATORY UNCERTAINTIES

    After the lengthy delays, the U.S. Congress has enacted legislation providing current fiscal year environmental cleanup budgets for US Department of Defense (DOD), US Department of Energy (DOE) and USEPA's Superfund which resulted in reductions of 12%, 7% and 10%, respectively, from prior year levels. For the upcoming fiscal year, the Clinton Administration has proposed budgets for each program that maintain this year's funding level. Congress is considering a substantial increase in USEPA's Superfund cleanup budget, contingent upon reauthorization of CERCLA this year, and a 5% increase in DOE's cleanup budget. Failure of the Congress to increase future environmental restoration funds may adversely affect future government contracting opportunities and funding of the Company's contracted backlog.

    Additionally, funding authority under CERCLA lapsed on December 31, 1995, and it is uncertain when reauthorization will occur or what the details of the legislation, including retroactive liability, cleanup standards, and remedy selection, may include. Uncertainty regarding possible Congressional rollbacks of environmental regulation and enforcement have led commercial clients to delay projects as well, although there are recent indications of a reduction in the likelihood of significant rollbacks. Contemplated changes in regulations could decrease the demand for certain of the Company's services, as customers anticipate and adjust to the new regulations. However, the proposed legislation could also result in increased demand for certain of the Company's services if regulatory changes decrease the cost of remediation projects or result in more funds being spent for actual remediation.

The ultimate impact of the proposed changes will depend upon a number of factors, including the overall strength of the U.S. economy and customers' views on the cost effectiveness of remedies available under the changed regulations.

    The federal budget authorization delay and regulatory uncertainties discussed above are putting increased pressure on the Company's business. Although funding trends under DOD contracts have recently improved and the Company has been awarded several new, large contracts in April and May 1996, it expects to report a net loss after preferred stock dividends of between $1,800,000 and $2,700,000, or $0.05 and $0.07 per share, for the first fiscal quarter ending June 28, 1996 on revenues of approximately $80,000,000. Based on recent trends, revenues are expected to progressively increase from first quarter levels during the remainder of fiscal year 1997.

EXPANDING ENVIRONMENTAL CONTRACTOR LIABILITIES AND REGULATORY RISKS

    All facets of the Company's business are conducted in the context of a rapidly developing and changing statutory and regulatory framework which creates significant risks for the Company, including potentially large civil and criminal liabilities from violations of environmental laws and regulations and liabilities to customers and to third parties for damages arising from performing services for clients. There have also been efforts to expand the reach of various environmental statutes to make contractor firms responsible for cleanup costs by claiming that environmental contractors are owners or operators of hazardous waste facilities or that they arranged for treatment, transportation or disposal of hazardous substances. Many clients contracting for environmental management services seek to shift to contractors a number of the risks of such projects, including the risk of completing the project in the event the contamination is either more extensive or difficult to resolve than originally anticipated, and possible liabilities for damages or injuries to third parties and property stemming from the release of hazardous materials or otherwise and for environmental fines and penalties. The Company has from time to time been involved in claims and litigation involving such disputes. Furthermore, the USEPA and other federal agencies have constricted significantly the circumstances under which it will indemnify its contractors against liabilities incurred in connection with certain projects. The Company has adopted a range of insurance and risk management programs designed to reduce potential liabilities, including insurance policies, programs to seek indemnity where possible in its contracts, other contract administration procedures, and employee health, safety, training and environmental monitoring programs. In addition, as a result of the substantial increase over the past several years in the percentage of the Company's revenue derived from work for governmental agencies, the Company has developed a company-wide government contracts compliance program. There can be no assurance that such programs will be adequate to protect the Company from such risks and in the case of insurance, that the Company's insurance program will continue to be available or that the dollar amount of any liability that the Company may incur will not exceed the policy limits of its coverage.

LIQUIDITY CONSTRAINTS

    The Company continues to have significant cash requirements, including working capital, capital expenditures, expenditures for the closure of its inactive disposal facilities and PRP matters (which are expected to increase from recent levels over the next several years), dividend obligations on the depositary shares and contingent liabilities. The recent decline in the Company's business combined with these significant cash requirements is expected to substantially reduce the Company's present combined cash position and availability under its bank line; however, subject to the progressive recovery of the Company's business during fiscal year 1997, the Company's liquidity position is expected to be sufficient to meet the foreseeable requirements.

INCINERATION MARKET UNCERTAINTIES

    Approximately 11% of IT's revenues in both fiscal years 1996 and 1995 were derived from large, complex thermal remediation contracts utilizing the Company's mobile, on-site Hybrid Thermal Treatment Systems-Registered Trademark- ("HTTS") thermal treatment technology. Incineration as an allowable remedy under CERCLA continues to come under legislative and regulatory pressures. If policies were implemented or regulations were changed such that the Company was unable to permit and use thermal treatment on remediation projects due to either regulatory or market factors, the Company would have to find alternative uses for its HTTS equipment. If alternative uses, such as foreign installations, were not found or were uneconomical, there could be a negative effect to the Company due to impairment of HTTS assets as well as lost project opportunities. The Company's backlog of contracts which utilize HTTS equipment was approximately $23,000,000 at March 29, 1996. The Company is actively pursuing other contract opportunities which utilize the HTTS equipment. At March 29, 1996, IT's HTTS equipment had a net book value of approximately $16,000,000.

FLUCTUATIONS IN OPERATING RESULTS AND STOCK PRICE

    The Company's future operating results and stock price could be subject to significant fluctuations and volatility. Fluctuations may be due to factors specific to the Company, to changes in analysts' estimates, or to factors affecting the environmental services industry or the securities markets in general. In addition, any decrease in revenues or quarterly results, or failure to meet market expectations, could have an immediate and significant adverse effect on the trading price of the Company's common stock in any given period. Additionally, if the Company does not maintain an earnings trend which supports the Company's net deferred tax asset, an increase in the deferred tax asset valuation allowance would be required, which could have a material effect on the Company's consolidated net worth.

INTENTION REGARDING PAYMENT OF COMMON STOCK DIVIDENDS

    The Company currently retains all of its earnings for investment in and operation of its business, and does not anticipate paying any cash dividends in the foreseeable future. There can be no assurance that the Company will pay cash dividends at any time, or that the failure to pay dividends for a period of time will not adversely affect the market price of the Company's Common Stock.

                              SELLING SHAREHOLDERS

    The Selling Shareholders listed below received their shares of Common Stock of the Company in connection with the Company's acquisition of Gradient. Pursuant to the terms of the Stock Purchase Agreement, the Company agreed to use its best efforts to register for offer or sale to the public the shares of Common Stock of the Company issued to the Selling Shareholders pursuant thereto. The registration of the Securities, however, does not necessarily mean that all or any of the Securities will be sold by the Selling Shareholders.

                                                            SHARES OWNED AND
SELLING SHAREHOLDER                                          OFFERED HEREBY
----------------------------------------------------------  -----------------
Brian L. Murphy...........................................         158,682
Neil S. Shifrin...........................................         159,398
Barbara D. Beck...........................................          35,288
Peter A. Valberg..........................................           2,565
A. Dallas Wait............................................           2,445

                                USE OF PROCEEDS

    The Company will not receive any of the proceeds from the sale of the Securities offered hereby.

                              PLAN OF DISTRIBUTION

    Sales of the Securities offered hereby may be made on the NYSE or the PSE or the over-the-counter market or otherwise at prices and on terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Securities may be sold in (i) a block trade in which the broker or dealer so engaged will attempt to sell the Securities as agent but may position and resell a portion of the block as principal to facilitate the transaction, (ii) transactions in which a broker or dealer acts as principal and resells the Securities for its account pursuant to this Prospectus, (iii) an

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
exchange distribution in accordance with the rules of such exchange, and (iv) ordinary brokerage transactions and transactions in which the broker solicits purchases. In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Certain Selling Shareholders also may, from time to time, authorize underwriters acting as their agents to offer and sell Securities upon such terms and conditions as shall be set forth in any prospectus supplement. Underwriters, brokers or dealers will receive commissions or discounts from Selling Shareholders in amounts to be negotiated immediately prior to sale. Such underwriters, brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales and any discounts and commissions received by them and any profit realized by them on the resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act.

    There is no assurance that any of the Selling Shareholders will offer for sale or sell any or all of the Securities covered by this Prospectus.

                                 LEGAL MATTERS

    Certain legal matters will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, Los Angeles, California.

                                    EXPERTS

    The consolidated financial statements and schedule of International Technology Corporation appearing in International Technology Corporation's Annual Report (Form 10-K) for the year ended March 29, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING SHAREHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

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